Duoyuan Global Water Inc.
No. 3 Junyuan Road
Daxing Industrial Development Zone
Beijing 102600
The People’s Republic of China
October 28, 2010
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Duoyuan Global Water Inc.
Form 20-F for fiscal year ended December 31, 2009
Filed June 18, 2010
File No. 001-34380
Dear Mr. Cascio:
     On behalf of Duoyuan Global Water Inc. (“DGW,” the “Company” or “we”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 30, 2010 providing the Staff’s comments with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2009, which letter the Company received on October 21, 2010.
     We hereby confirm that we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.
Form 20-F for the fiscal year ended December 31, 2009
     Item 5. Operating and Financial Review and Prospects, page 42
     Results of Operations, page 51
1.	In future filings, please discuss all material factors that contributed to significant changes in your revenues and results of operation each year. For example, please discuss the impact of new products each period. In addition, in 2008, you had a loss from the sale of property which was not described in your comparison of the year ended December 31, 2009 to the year ended December 31, 2008.
DGW’s Response to Comment No. 1
The Company notes the Staff’s comment and confirms that future filings will include a discussion of all material factors that contributed to significant changes in revenues and results of operations each year and a discussion of the impact of new products each period.
     Operating Income, page 54
2.	We refer to your disclosures here and on pages 24 and 48 discussing the results of operations excluding the impact of certain items such as offering costs and share-based compensation expense. In future filings please provide all of the disclosures required by S-K Item 10(e)(l)(i), including an explanation about why you believe each non-GAAP measure provides useful information to investors.
DGW’s Response to Comment No. 2
The Company notes the Staff’s comment and confirms that future filings will include all of the disclosures required by S-K Item 10(e)(l)(i), including an explanation about why the Company believes each non-GAAP measure provides useful information to investors.
     Contractual Obligations, page 59
3.	We see in your contractual obligations table you have 108,000,000 RMB of purchase obligations. Please tell us how this reconciles with your capital and other commitment disclosures on page F-25. With a view toward providing enhanced disclosure in future filings, please provide any proposed explanatory footnote disclosures for your contractual obligations table further describing your purchase obligation details.
DGW’s Response to Comment No. 3
The contractual obligations table showing purchase obligations of RMB 108,942,000 reconciles to capital and other purchase commitments disclosed on page F-25 as follows:

Production Line	(USD 4,600,000)	RMB 31,399,140
Leasehold Improvements		RMB 2,100,000
Langfang Plant Improvements		RMB 3,134,343
Equipment Purchases		RMB 47,051,270
Television Advertising		RMB 25,256,880

Total		RMB 108,941,633
The Company proposes to include the following explanatory footnote to the contractual obligations table in order to provide enhanced disclosure in future filings:

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“* The total of RMB 108,942,000 includes capital commitments of RMB 83,684,753 and television advertising commitments of RMB 25,256,880. See Note 18 to the consolidated financial statements.”
     Item 18. Financial Statements, page 91
     Notes to Consolidated Financial Statements, page F-13
     Note 4 — Inventories, page F-13
4.	Please tell us why you do not have any work in process inventory for each of the years presented.
DGW’s Response to Comment No. 4
In order to more easily and accurately value the year-end inventory, starting in 2008, the Company elected to complete production of then existing work in process and suspend manufacturing of all further work in process prior to the inventory count cut-off dates of December 31, 2008 and 2009. As December and January are typically low production periods for the Company, our operations are not materially impacted by annually suspending work in process during this period.
Please contact me at (01186-10) 6021-2222 (Ext. 208) should you have any questions about this letter.
Thank you for your attention to our filing.

Sincerely, Duoyuan Global Water Inc.
By:	/s/ Stephen C. Park
Stephen C. Park
Chief Financial Officer

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